EXHIBIT 12.1
Centex Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratios)

	Three Months Ended June 30,		Fiscal Years Ended March 31, (1)
	2005	2004	2005	2004	2003	2002	2001
Total Enterprise:

Earnings
Earnings from continuing operations (2)	$374,449	$275,892	$1,573,769	$1,149,064	$747,350	$580,230	$404,812
Minority interests in income of consolidated subsidiaries	978	608	2,467	3,723	—	—	—
Undistributed (income) loss from equity investments	(2,110)	(5,800)	(4,358)	(17,591)	(14,247)	(23,006)	(3,830)
Fixed charges	154,128	110,161	500,885	387,107	328,007	280,990	201,294
Interest capitalized	(52,909)	(41,405)	(182,761)	(115,186)	(73,602)	(53,568)	(41,153)
Amortization of capitalized interest	36,705	27,602	137,011	89,144	49,450	40,851	35,115

Net Earnings	$511,241	$367,058	$2,027,013	$1,496,261	$1,036,958	$825,497	$596,238

Fixed Charges
Interest expense including amortization of debt discount	$151,328	$108,111	$489,085	$378,907	$319,207	$271,290	$187,794
Interest factor attributable to rentals	2,800	2,050	11,800	8,200	8,800	9,700	13,500

Total Fixed Charges	$154,128	$110,161	$500,885	$387,107	$328,007	$280,990	$201,294

Ratio of Earnings to Fixed Charges	3.32	3.33	4.05	3.87	3.16	2.94	2.96

Total Enterprise (with financial services reflected on the equity method): (3)

Earnings
Earnings from continuing operations (2)	$374,449	$275,892	$1,573,769	$1,149,064	$747,350	$580,230	$404,812
Undistributed (income) loss from equity investments	(49,840)	(63,374)	(208,718)	(247,892)	(176,072)	(137,739)	(23,497)
Fixed charges	58,516	47,788	212,300	160,355	140,956	119,145	103,404
Interest capitalized	(52,909)	(41,405)	(182,761)	(115,186)	(73,602)	(53,568)	(41,153)
Amortization of capitalized interest	36,705	27,602	137,011	89,144	49,450	40,851	35,115

Net Earnings	$366,921	$246,503	$1,531,601	$1,035,485	$688,082	$548,919	$478,681

Fixed Charges
Interest expense including amortization of debt discount	$56,891	$46,463	$205,100	$155,055	$134,756	$112,145	$95,222
Interest factor attributable to rentals	1,625	1,325	7,200	5,300	6,200	7,000	8,182

Total Fixed Charges	$58,516	$47,788	$212,300	$160,355	$140,956	$119,145	$103,404

Ratio of Earnings to Fixed Charges	6.27	5.16	7.21	6.46	4.88	4.61	4.63

(1)	The ratios presented in this table have been adjusted to reflect our former construction products operations (spun off in January 2004) and our manufactured housing operations (spun off in June 2003) as discontinued operations.

(2)	Earnings from Continuing Operations are Before Income Taxes and Cumulative Effect of a Change in Accounting Principle adopted in fiscal 2004.

(3)	Represents a supplemental presentation that reflects the Financial Services segment as if accounted for under the equity method. We believe that separate disclosure of the consolidating information is useful because the Financial Services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries; the Financial Services subsidiaries have structured their financing programs substantially on a stand alone basis; and we have limited obligations with respect to the indebtedness of our Financial Services subsidiaries. Management uses this information in its financial and strategic planning. We also use this presentation to allow investors to compare us to homebuilders that do not have financial services operations.